EXHIBIT 99.1

Tekmira's LNP Technology Enables ALN-VSP Clinical Data

VANCOUVER, British Columbia, June 4, 2012 (GLOBE NEWSWIRE) -- Tekmira Pharmaceuticals Corporation (Nasdaq:TKMR) (TSX:TKM), a leading developer of RNA interference (RNAi) therapeutics, today reported that Alnylam Pharmaceuticals, Inc. presented additional clinical results from an extension study of its Phase 1 human clinical trial with ALN-VSP, an RNAi therapeutic for the treatment of advanced solid tumors with liver involvement, which utilizes Tekmira's lipid nanoparticle (LNP) technology and is manufactured by Tekmira.

"We are pleased to see that the data from this extension study of ALN-VSP further validates the longer-term safety and tolerability of Tekmira's LNP technology. Tekmira's industry-leading LNP delivery platform is enabling the anti-tumor activity reported in this study and the development of a number of RNAi products currently in clinical trials," said Dr. Mark J. Murray, Tekmira's President and CEO.

The most recent ALN-VSP data were presented at the American Society of Clinical Oncology (ASCO) meeting in a poster titled "Open-label extension study of the RNAi therapeutic ALN-VSP02 in cancer patients responding to therapy." Alnylam disclosed that, overall, the results demonstrated disease control lasting more than six months in the majority of patients treated on the extension study, including a complete response (CR) in an endometrial cancer patient who had multiple liver metastases. In this study, chronic dosing of up to 23 months with ALN-VSP was found to be generally safe and well tolerated.

For more detailed information about the Phase 1 data for ALN-VSP, please refer to the Alnylam news release dated June 4, 2012, which can be found on Alnylam's website at www.alnylam.com.

Tekmira's LNP technology is enabling the systemic RNAi product pipeline of Alnylam Pharmaceuticals, including the products ALN-VSP, ALN-TTR and ALN-PCS.

About RNAi and Tekmira's LNP Technology

RNAi therapeutics have the potential to treat a broad number of human diseases by "silencing" disease causing genes. The discoverers of RNAi, a gene silencing mechanism used by all cells, were awarded the 2006 Nobel Prize for Physiology or Medicine. RNAi therapeutics, such as "siRNA," require delivery technology to be effective systemically. Tekmira believes its LNP technology represents the most widely adopted delivery technology for the systemic delivery of RNAi therapeutics. Tekmira's LNP platform is being utilized in multiple clinical trials by both Tekmira and its partners. Tekmira's LNP technology (formerly referred to as stable nucleic acid-lipid particles or SNALP) encapsulates siRNAs with high efficiency in uniform lipid nanoparticles that are effective in delivering RNAi therapeutics to disease sites in numerous preclinical models. Tekmira's LNP formulations are manufactured by a proprietary method which is robust, scalable and highly reproducible, and LNP-based products have been reviewed by multiple FDA divisions for use in clinical trials. LNP formulations comprise several lipid components that can be adjusted to suit the specific application.

About Tekmira

Tekmira Pharmaceuticals Corporation is a biopharmaceutical company focused on advancing novel RNAi therapeutics and providing its leading lipid nanoparticle delivery technology to pharmaceutical partners. Tekmira has been working in the field of nucleic acid delivery for over a decade and has broad intellectual property covering LNPs. Further information about Tekmira can be found at www.tekmirapharm.com. Tekmira is based in Vancouver, B.C.

The Tekmira Pharmaceuticals logo is available at http://www.globenewswire.com/newsroom/prs/?pkgid=8319

Tekmira Forward-looking Statements and Information

This press release contains "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws (collectively, "forward-looking statements"). Forward-looking statements are generally identifiable by use of the words "believes," "may," "plans," "will," "anticipates," "intends," "budgets," "could," "estimates," "expects," "forecasts," "projects" and similar expressions, and the negative of such expressions. Forward-looking statements in this news release include statements about Tekmira's strategy, future operations, clinical trials, prospects and the plans of management; RNAi (ribonucleic acid interference) product development programs; data from an extension study of a Phase 1 human clinical trial with ALN-VSP conducted by Alnylam; Alnylam's ALN-VSP product development program as a treatment for cancer; the advancement of products that utilize Tekmira's lipid nanoparticle technology; expectations regarding the advancement of multiple product candidates; the quantum and timing of further clinical data being presented for LNP-enabled products; continued innovation and protection of LNP technology; timing of the initiation of clinical trials and release of clinical data from Tekmira's product candidates; the quantum and timing of potential funding; and the use of lipid nanoparticle technology by Tekmira's licensees.

With respect to the forward-looking statements contained in this news release, Tekmira has made numerous assumptions regarding, among other things: LNP's status as a leading RNAi delivery technology; early results in human clinical trials are indicative of the potential opportunity to treat a variety of disease indications; Tekmira's research and development capabilities and resources; the timing and results of clinical data releases and use of LNP technology by Tekmira's development partners and licensees; the time required to complete research and product development activities; the timing and quantum of payments to be received under contracts with Tekmira's collaborative partners including Alnylam; and the sufficiency of budgeted capital expenditures in carrying out planned activities. While Tekmira considers these assumptions to be reasonable, these assumptions are inherently subject to significant business, economic, competitive, market and social uncertainties and contingencies.

Additionally, there are known and unknown risk factors which could cause Tekmira's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements contained herein. Known risk factors include, among others: the possibility that current and future data from the human clinical trials with ALN-VSP conducted by Alnylam does not and will not lead to favourable results for Tekmira's products or prospects; the possibility that there will not be further clinical data on LNP-enabled products in the quantum nor timing anticipated by Tekmira, or at all; the possibility that Tekmira may not be able to innovate nor protect its LNP technology; the possibility that other organizations have made advancements in RNAi delivery technology that Tekmira is not aware of; the FDA will not approve the commencement of Tekmira's planned clinical trials or approve the use of Tekmira's products; difficulties, delays or inaccuracies in the progress, timing, results and data from clinical trials and studies; the possibility that Tekmira may not advance any further product candidates; competition from other pharmaceutical or biotechnology companies; Tekmira's development partners and licensees conducting clinical trials and development programs will not result in expected results on a timely basis, or at all; anticipated payments under contracts with Tekmira's collaborative partners will not be received by Tekmira on a timely basis, or at all, or in the quantum expected by Tekmira; IND applications may not be filed on a timely basis, pre-clinical trials may not be completed, or clinical trials started, when anticipated or at all; pre-clinical or clinical trials may not generate results that warrant future development of the tested drug candidate; funding from research and product development partners may not be provided when required under agreements with those partners; and Tekmira has not sufficiently budgeted for capital expenditures necessary to carry out planned activities.

A more complete discussion of the risks and uncertainties facing Tekmira appears in Tekmira's Annual Report on Form 20-F for the year ended December 31, 2011, which is available at www.sedar.com or at www.sec.gov/edgar. All forward-looking statements herein are qualified in their entirety by this cautionary statement, and Tekmira disclaims any obligation to revise or update any such forward-looking statements or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments, except as required by law.

CONTACT: Investors
         Jodi Regts
         Director, Investor Relations
         Phone: 604-419-3234
         Email: jregts@tekmirapharm.com

         Media
         David Ryan
         Longview Communications Inc.
         Phone: 416-649-8007
         Email: dryan@longviewcomms.ca